UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

As of March 1, 2024, Limor Lotker, the Chief Financial Officer of SMX (Security Matters) Public Limited Company (the “Company”), resigned from her position with the Company, effective immediately.

Also as of March 1, 2024, the Company appointed Ofira Bar, age 43, as its Chief Financial Officer.

Prior to her appointment, from February 2018 through July 2021, Ms. Bar had been the CFO of Mer Telemanagement Solutions Ltd., an Israeli-based global provider of solutions for telecommunications expense management, enterprise mobility management, call usage and accounting software, then listed on Nasdaq. Thereafter, as a result of a reverse takeover which, among other things, resulted in Mer Telemanagement changing its name to SharpLink Gaming, Ltd. and acquiring a new line of business, from July 2021 until February 2024, Ms. Bar was CFO of the legacy business subsidiary of Mer Telemanagement. Prior to February 2018 and from February 2017, Ms. Bar was chief financial officer of H.T.S Market, Ltd., an internet marketing firm, and was corporate controller of EZTD Inc., a then-public company that engaged with software development and binary options online trading, from December 2014 to January 2017. In addition, from September 2005 to July 2013, Ms. Bar served as an audit team manager of public and private companies at Kesselman and Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited. Ms. Bar holds a B.A. degree in Accounting and Economics from Tel Aviv University and is licensed as a Certified Public Accountant in Israel.

The Company has entered into an employment agreement with Ms. Bar. Either party may terminate the agreement at any time, and after completing three months of employment the prior notice shall be 90 days. In case of termination, the Company will provide severance payments to Ms. Bar as provided in the agreement and expressly required by applicable Israeli law.

Ms. Bar has agreed to hold, both during and after the termination or expiry of her employment, in confidence and trust and not to use, except as required in the performance of her duties in connection with the employment or pursuant to applicable law, any of the Company’s confidential information, any confidential information or trade secrets of the Company’s clients or prospective clients, or the confidential or proprietary information of any third party received by the Company and for which the Company has confidential obligations. Ms. Bar has also agreed to disclose in confidence to the Company all inventions and other proprietary information which she conceived or reduce to practice or created during her employment with the Company and to assign all rights, title and interest in them to the Company, and assist us in obtaining and enforcing legal rights for these inventions and other proprietary information.

In addition, Ms. Bar has agreed to be bound by non-competition, non-interference and non-solicitation restrictions during the term of her employment and for twelve months following the last date of employment. Specifically, she agreed not to (i) work for or promote the interest of a competitor of the Company, shall not engage with any business activity in any country in which exists a Group Entity (as defined in the agreement) or in other place that compete with Company activities or any activity that was planned or financed by the Company at any stage of the engagement; (ii) solicit, induce, recruit or encourage any of the Company’s employees to leave their employment, or acts in a manner that might cause some employees to work for any third party in any activity that may cause such employee to breach any contract with the Company; or (iii) solicit, induce, or persuade a customer or supplier of Company (x) to be a customer or supplier of a competitor; or (y) to terminate the relationship with Company.

During the term of Ms. Bar’s engagement with the Company, and for a period of five years immediately following the termination or expiration of her engagement with the Company for any reason, whether with or without cause, she shall not, either directly or indirectly: (i) take any action, including, without limitation, the making of disparaging statements concerning the Company or its officers, directors or employees, that is reasonably likely to damage any relationship between the Company and any of its officers, directors, employees, agents, independent contractors, suppliers, clients and customers or damage the share price of the Company; (ii) interfere with the relationship between the Company and any of its employees, agents, independent contractors, suppliers, clients and customers; or (iii) interfere or attempt to interfere with any transaction with which the Company was, is or intends to be involved in. Ms. Bar has also entered into an indemnification agreement with terms substantially similar or the same as similar agreements the Company entered into with each of its executive officers and directors.

The foregoing is a brief description of the Agreement and is qualified in its entirety by reference to the full text of the Agreement, which is filed herewith and incorporated herein by reference.

On March 1, 2024, the Company issued a press release announced the appointment of Ms. Bar as the Company’s new Chief Financial Officer. The press release, which is filed as Exhibit 99.1 to this Report on Form 6-K, is incorporated herein by reference.

Exhibit Number	Description

10.1	Employment Agreement with Ofira Bar
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer